FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

Form 51-901F Revised May 31, 2004 Quarterly

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: July 26, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

July 26, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

Form 51-901F Revised May 31, 2004 Quarterly

cc:

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of

            ______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS :

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone : (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Quarter Ended :

May 31, 2004

Report Date :

July 15, 2004

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Audit Committee on behalf of the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

“Rani Gill”

Date Signed :  July 15, 2004

Director Full Name :

“Jan Karnik”

Date Signed : July 15, 2004

Schedule “B”

AMS Homecare Inc.

Supplementary Information

1.

Analysis of expenses and deferred costs for three months ended May 31, 2004

a.

There were no deferred costs incurred during the three months ended May 31, 2004

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $1,118,809 consists of the landed cost of products sold during the three months ended May 31, 2004

2.

Related party transactions for three months ended May 31, 2004

No amounts were paid to related parties outside operations in the normal course of business.

3.

Securities issued and options granted for the three months ended May 31, 2004

In March 2004, the company received proceeds of $35,000 from the conversion of 250,000 warrants into the company’s common shares at a price of $0.14 per unit.  See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

4.

Securities as at May 31, 2004

See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

5.

List of directors and officers as at May 31, 2004

Rani Gill, Director & President

Harj Gill, Director & CEO

T. Barry Coughlan, Director

Jan Karnik, Director

Ranjodh Sahota, Director

Amarjit S. Mann, Director

Daryl Hixt, Corporate Secretary

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the May 31, 2004 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the company’s unaudited interim consolidated financial statements for the three-month periods ended May 31, 2004 and May 31, 2003.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. At the present time the company is expanding its range of product offerings to cover a wide spectrum of safety and daily living items. These also will include disposable medical products such as medicated swabs, gloves and masks.  In addition to product offerings, the company has entered into the business of selling of wireless products and services relating to nursing call and emergency alert systems.  The company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the U.S.  In order to achieve these goals, the company is attempting to complete financing previously announced and negotiate additional financing.  The company trades on the TSX Venture Exchange under the symbol AHC and the OTC Bulletin Board under the symbol (AHCKF)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Sales

Sales for the quarter ended May 31, 2004 consisted of scooters, scooter accessories, power chairs, daily living aids, cushions, disposables, and IER monitoring services.  Net sales for the three months ended May 31, 2004 increased by $701,240 to $1,960,515 compared to $1,259,275 for the same period last year.  This increase is a result of higher volume of existing products and sales from the IER monitoring services.  For the quarter ended May 31, 2004, 83% of the total sales were from scooters and power chairs with the remaining 17% from sale of cushions, disposables, daily living aids and IER monitoring services.

Gross profit as a percentage of net sales for the quarter ended May 31, 2004 was 43% compared to 39% for the same period in the previous year.  The increase of $346,375 in gross profit is a result of higher sales and higher margins for the new products and services.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

Results of Operations (continued)

Summary of Quarterly Results

Quarter	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31
Ended	2004	2004	2003	2003	2003	2003	2002	2002

Sales
(in $'000)	$1,960.5	$ 825.2	$1,038.7	$1,271.7	$1,259.3	$ 368.5	$ 707.3	$ 785.1

Income before
taxes (in $'000)	$ 335.0	$ (143.5)	$ 98.3	$ 92.2	$ 208.7	$ (266.2)	$ (65.4)	$ 5.8

EPS	$ 0.01	$ (0.01)	$ 0.01	$ 0.01	$ 0.01	$ (0.01)	$ (0.01)	$ 0.01

Fully diluted
EPS	$ 0.01	$ (0.01)	$ 0.01	$ 0.01	$ 0.01	$ (0.01)	$ (0.01)	$ 0.01

Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  As at February 29, 2004, 86% of total company sales were comprised of scooters and scooter accessories compared to 90% as at February 28, 2003.  The company has since then diversified its product and service offerings in order to mitigate the seasonality effect on sales.  In addition to diversification, the company has also increased its sales of scooters and accessories over the last twelve months.

Expenses

Selling expenses increased by $121,014 to $229,620 for the quarter ended May 31, 2004 compared to $108,606 for the same period last year.  As a percentage of net sales, selling costs increased from 9% to 12 % during the current period.  The company spent an additional $37,645 for advertising to increase awareness of the various products and services.  Freight and delivery increased by $23,948 from the same period last year as result of higher sales.  Salaries and travel costs increased by $62,169 during the current quarter compared to the same period in the previous year with the addition of 3 more full-time and 2 part-time employees.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

Expenses (continued)

General and administrative costs as a percentage of net sales for the three months ended May 31, 2004 was 12% compared to 14% in the same period a year ago.  However, the actual dollar amount increased by $57,561.  Interest and bank charges increased by $7,069 for the quarter ended May 31, 2004 compared to the same period last year.  Interest expense increased by $8,038 and bank charges actually decreased by $969.  The net increase is a result of a higher credit facility with the bank and the payment of interest on shareholder advances.  During the three months ended, office and supplies expense increased by $12,936.  Of this increase, $10,750 is from the change in accounting software and hardware in March 2004.  The company entered into an agreement with an Investor Relations to provide investor relations services and a Broker Investor Relations Program.  As a result, the public relations costs increased by $15,750 for the reporting period.  Salaries and consulting costs increased by $18,037 as result of the approval of management contracts for the CEO and President by the TSX Venture Exchange.

Earnings

For the current quarter, the company recorded earnings before income taxes of $374,971 compared with earnings of $208,664 for the same period last year representing an increase of $166,307.  The management has been successful in growing its Canadian operations by diversifying is products and services and is poised to embark on its plan to expansion into the United States.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, and funds obtained from the Term debt. The company’s borrowing arrangements contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of May 31, 2004, the company was in compliance with all covenant requirements.  The company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover by the TSX Venture Exchange.  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.

Net working capital increased by $263,228 for the reporting period to $1,008,902 as compared to $745,674 for the same period in the previous year.  This increase is primarily attributable to an increase in accounts receivable from higher sales and is offset increases in the bank demand loan, payables, and taxes.

Operating activities resulted in cash outflows of $180,491 for the period ended May 31, 2004 compared to $128,737 for the same period last year.  This increase in cash outflows is attributable to changes in working capital accounts.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

Financial Condition (continued)

Cash flows utilized by investing activities were $5,319 for the quarter ended May 31, 2004 compared to $10,527 for the same period in the previous year.  The acquisition of additional computer equipment during the quarter is a requirement for the change in the company’s accounting software.  The investment in other assets of $1,915 is the capitalization of legal expenses for various company trademarks.

Cash flows from financing activities were $185,810 during the current quarter compared to $139,264 for the same period last year.  These cash flows were comprised of advances from the bank demand loan and proceeds from the issuance of common shares and were offset by the principal repayment of the long-term debt.

Risk Management

The company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions is not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.  The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the company to the risk of changing interest rages that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

The company faces risk from its competition.  In order to mitigate this risk, the company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the company will be able to close these financing deals.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2004

SUBSEQUENT EVENTS

The following material events occurred after May 31, 2004 and are not reflected in our financial statements.

On 7 June 2004, the company announced that it had retained the services of Investor Relations Company to implement a full investor relations program in the United States for a monthly fee of US$3,500 plus expenses.  These services can by terminated by the company with 30-day notice.  The company’s total investor relations cost will be comprised of the US$3,500 plus expenses and the CDN$1,250 that will be paid to the existing investor relations firm.  The additional services provided by the existing investor relations firm were terminated as of July 1, 2004.